INVESTMENT MANAGERS SERIES TRUST

INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

August 25, 2023

Mr. Tony Burak

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Investment Managers Series Trust (File No. 811-21719) and Investment Managers Series Trust II (File No. 811-22894) (the “Registrants”)

Dear Mr. Burak:

This letter summarizes the comments provided to by Mr. Tonay Burak of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on July 27, 2023, regarding Sarbanes Oxley Act review of shareholder reports on Form N-CSR for below funds (each a “Fund” and collectively, the “Funds”). Responses to all the comments are included below:

Registrant Name	Series Name	FYE Reviewed
Investment Managers Series Trust	Zacks All-Cap Core Fund	11/30/2022
Investment Managers Series Trust	Genter Dividend Income Fund	10/31/2022
Investment Managers Series Trust	Zacks Small-Cap Core Fund	11/30/2022
Investment Managers Series Trust	Towle Deep Value Fund	9/30/2022
Investment Managers Series Trust	Aristotle/Saul Global Equity Fund	12/31/2022
Investment Managers Series Trust	AAM/Bahl & Gaynor Income Growth Fund	6/30/2022
Investment Managers Series Trust	AAM/Insight Select Income Fund	6/30/2022
Investment Managers Series Trust	West Loop Realty Fund	12/31/2022
Investment Managers Series Trust	Zacks Dividend Fund	11/30/2022
Investment Managers Series Trust	Palmer Square Income Plus Fund	6/30/2022
Investment Managers Series Trust	Aristotle International Equity Fund	12/31/2022
Investment Managers Series Trust	AAM/HIMCO Short Duration Fund	6/30/2022
Investment Managers Series Trust	Robinson Tax Advantaged Income Fund	12/31/2022
Investment Managers Series Trust	Aristotle Strategic Credit Fund	12/31/2022
Investment Managers Series Trust	Palmer Square Ultra-Short Duration Investment Grade Fund	6/30/2022
Investment Managers Series Trust	Aristotle Value Equity Fund	12/31/2022
Investment Managers Series Trust	Aristotle Small Cap Equity Fund	12/31/2022
Investment Managers Series Trust	Robinson Opportunistic Income Fund	12/31/2022
Investment Managers Series Trust	Aristotle Core Equity Fund	12/31/2022
Investment Managers Series Trust	AAM/Phocas Real Estate Fund	12/31/2022
Investment Managers Series Trust II	ACR Multi-Strategy Quality Return (MQR) Fund	11/30/2022
Investment Managers Series Trust II	First Trust Merger Arbitrage Fund	9/30/2022
Investment Managers Series Trust II	First Trust Multi-Strategy Fund	9/30/2022
Investment Managers Series Trust II	ACR International Quality Return (IQR) Fund	11/30/2022

1.	The certifications contained in the Form N-CSR filing for the period ended October 31, 2022, for the Genter Dividend Income Fund reflect the fund’s prior name (RNC Genter Dividend Income Fund). Please make sure the Fund’s proper name is reflected in the certifications going forward.

Response: The Registrant will ensure that the Genter Dividend Income Fund’s name is properly reflected in the certifications in future filings.

2.	With respect to the AAM/Bahl & Gaynor Income Growth Fund’s Annual Report dated June 30, 2022, the shareholder letter indicates that the Fund seeks to invest in the common stock of companies with a market capitalization exceeding $1.0 billion at the time of investment. The Fund’s prospectus states that the Fund primarily invests in large capitalization companies and that the Fund’s sub-advisor considers large capitalization companies to be those with market capitalization of $10 billion or higher at the time of purchase. Please reconcile this difference in future filings.

Response: The shareholder letter inadvertently stated $1.0 billion rather than $10 billion.

3.	The Statement of Assets and Liabilities for Robinson Opportunistic Income Fund contained in the Annual Report dated December 31, 2022, contains a line item reflecting shareholder servicing fees of $11,070, however, in the Statement of Operations, the shareholder servicing fees show $10,156. According to the Fund’s Amended and Restated Shareholder Servicing Plan filed with the Commission on April 24, 2022, payments are to be settled on a monthly basis. Please explain the differences in the fees shown.

Response: The difference in the fees was due to awaiting clarification on 2021 billings from a vendor that were still outstanding as of December 31, 2022. Such invoices were subsequently paid, and the shareholder servicing fees payable balance were reduced to reflect current liabilities.

4.	The Annual Reports dated September 30, 2022, September 30, 2021, and September 30, 2020, for the Towle Deep Value Fund reflect in the Schedule of Investments that the Fund held 48.4%, 43.5%, and 46.8%, respectively, of the Fund’s assets in the Consumer Cyclical sector. Please consider whether a risk factor for Consumer Cyclical should be added to the Fund’s prospectus given the Fund’s history of investing heavily in this sector.

Response: The Towle Deep Value Fund’s current Prospectus dated February 1, 2023, contains “Sector Focus Risk” which states the following:

Sector Focus Risk. The Fund may invest a larger portion of its assets in one or more sectors than many other mutual funds, and thus will be more susceptible to negative events affecting those sectors. For example, as of September 30, 2022, 48.4% of the Fund’s net assets were invested in the Consumer, Cyclical sector. Companies in the Consumer, Cyclical sector are affected by fluctuations in supply and demand, changes in consumer preferences and changes in discretionary consumer spending as a result of various factors such as political and economic conditions.

5.	The Annual Report dated October 31, 2022, for the Genter Dividend Income Fund indicates that the Fund held 12.3% of its assets in exchange-traded funds. Given the level of these investments, please consider whether the risk of investing in other investment companies should be added to the Fund’s Prospectus as a principal risk.

Response: The Registrant will consider adding investing in other investment companies risk disclosures in its next annual prospectus update.

6.	With respect to the Annual Report dated November 30, 2022, for the Zacks All-Cap Core Fund, please confirm the calculations of the ending values shown in the line graph hypothetical ($29,699 for the Fund and $33,792 for the Russell 3000 Index).

Response: The Registrant confirms the calculations of the ending values shown in the line graph are correct.

7.	With respect to the Annual Reports for the Palmer Square Income Plus Fund, Palmer Square Ultra-Short Duration Investment Grade Fund, Zacks All-Cap Core Fund, Zacks Small-Cap Core Fund and Zacks Dividend Fund, the management letter focuses on recent quarterly events. This discussion should the broader to include a discussion of events that affected the Fund’s performance for an entire year and not just the current fiscal quarter. Please include a broader discussion on the matters that affected the Fund’s performance in future filings.

Response: The Registrant’s will provide this requested disclosure in future filings.

8.	The Annual Report dated December 31, 2022, for the West Loop Realty Fund’s Class C shares shows a line item for Maximum sales charge (1% of offering price) and a line item for Maximum offering price to public. The Fund’s Class C shares charges a contingent deferred sales charge but it appears that the CDSC is being reflected as a front-end sale change. Please correct this in future filings.

Response: The Registrant will correct this in future filings.

9.	With respect to the Robinson Opportunistic Income Fund and Robinson Tax Advantaged Income Fund, the Fees and Expenses Table contained in the Funds’ Prospectuses dated April 30, 2023, contains a line item for dividends and interest expense on short sales, whereas the Statement of Operations contained in the Funds’ Annual Report dated December 31, 2022 does not show any dividends and interest expense on short sales. Please explain how dividends and interest expense on short sales is being reflected in the Statement of Operations.

Response: The Funds have commitment/interest expense on a committed line of credit as reported in the Statement of Operations on the Funds’ Annual Reported dated December 31, 2022. The Registrant will reflect the correct caption “Interest Expenses” in the Fees and Expense Table in future filings.

10.	With respect to the AAM/Phocas Real Estate Fund’s Annual Report dated December 31, 2022, it indicates that effective January 31, 2021, the Fund changed its primary performance benchmark to the S&P US REIT TR (USD) Index. The performance needs to show the performance of the current benchmark as well as the previous benchmark as well as the reason for the change in benchmarks. In future filings, please disclose the reason for the change in the Fund’s benchmark and compare the Fund’s performance in the line graph to both benchmarks.

Response: The former index provider notified the Fund and the Fund’s advisor that a fund may not report or use their index returns in public documents unless under a licensing agreement and pay a licensing and redistribution fees for such use. As a result, the Fund was not able to report the former index returns in its 2022 annual report.

11.	In future filings, for any Fund with amounts previously waived and subject to recoupment (i.e., AAM/Phocas Real Estate Fund, Aristotle/Saul Global Equity Fund, Aristotle International Equity Fund, Aristotle Strategic Credit Fund, Aristotle Value Equity Fund, Aristotle Small Cap Equity Fund, Aristotle Core Equity Fund, Robinson Tax Advantaged Income Fund, Robinson Opportunistic Income Fund, West Loop Realty Fund, AAM/HIMCO Short Duration Fund, AAM/Insight Select Income Fund, Palmer Square Ultra-Short Duration Investment Grade Fund, Zacks All-Cap Core Fund, Zacks Small-Cap Core Fund, Genter Dividend Income Fund, ACR Multi-Strategy Quality Return Fund, and ACR International Quality Return Fund), please add line item for “Commitments and Contingencies” along with a footnote to the Notes where the expense reimbursement/recoupment is discussed, in the Statement of Assets and Liabilities.

Response: The Registrants will add this line item to the Statement of Assets and Liabilities in future filings.

* * * * *

The Registrant believes that it has fully responded to each comment. If you have any questions or additional comments, please contact the undersigned at 626-914-1041. Thank you.

Sincerely,

/s/ Rita Dam
Rita Dam
Treasurer

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